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                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549





                           SCHEDULE 13G
                          (Rule 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(b)

                          (Amendment No.  4) *



                       KENTUCKY FIRST BANCORP, INC.
             --------------------------------------------------
                             (Name of Issuer)


                                COMMON STOCK
             --------------------------------------------------
                       (Title of Class of Securities)


                              491290 10 2
                         --------------------
                            (CUSIP Number)

                                 N/A
          ------------------------------------------------------
         (Date of Event Which Requires Filing of This Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [x]  Rule 13d-1(b)

  [x]  Rule 13d-1(c)

  [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Page 1 of 8 pages
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CUSIP No. 491290 10 2             13G          Page 2 of 8 Pages


1.   NAMES OF REPORTING PERSONS

     Kentucky First Bancorp, Inc. Employee Stock Ownership Plan
     Trust

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     61-1287325

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Commonwealth of Kentucky

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER                 0

6.   SHARED VOTING POWER         104,761

7.   SOLE DISPOSITIVE POWER            0

8.   SHARED DISPOSITIVE POWER    104,761

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                      104,761

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN
     SHARES*   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9    9.3%

12.  TYPE OF REPORTING PERSON*   EP


         * SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP No. 491290 10 2             13G          Page 3 of 8 Pages


1.   NAMES OF REPORTING PERSONS:

     Wilbur H. Wilson

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER            18,913

6.   SHARED VOTING POWER          94,506

7.   SOLE DISPOSITIVE POWER       18,913

8.   SHARED DISPOSITIVE POWER    102,497

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                      121,410

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*    [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9    10.7%

12.  TYPE OF REPORTING PERSON*   IN

         * SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 491290 10 2             13G          Page 4 of 8 Pages


1.   NAMES OF REPORTING PERSONS:

     William D. Morris

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of shares beneficially owned be each reporting person with:

5.   SOLE VOTING POWER            16,765

6.   SHARED VOTING POWER         117,798

7.   SOLE DISPOSITIVE POWER       16,765

8.   SHARED DISPOSITIVE POWER    125,789

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                     142,554

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9    12.6%

12.  TYPE OF REPORTING PERSON*   IN

         * SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP No. 491290 10 2             13G          Page 5 of 8 Pages


1.   NAMES OF REPORTING PERSONS:

     Milton G. Rees

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER           26,485

6.   SHARED VOTING POWER         80,086

7.   SOLE DISPOSITIVE POWER      26,485

8.   SHARED DISPOSITIVE POWER    88,077

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                     114,562

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   10.1%

12.  TYPE OF REPORTING PERSON*   IN

         * SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                              Page 6 of 8 Pages


ITEM 1(a)  NAME OF ISSUER:
           Kentucky First Bancorp, Inc.

ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
           306 North Main Street
           Cynthiana, Kentucky  41031-1210

ITEM 2(a)  NAME OF PERSON(S) FILING:
           Kentucky First Bancorp, Inc. Employee Stock Ownership
           Plan Trust("ESOP"), and the following individuals who serve as its trustees: Wilbur H. Wilson, William D.
           Morris, and Milton G. Rees.

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:
           Same as Item 1(b).

ITEM 2(c)  CITIZENSHIP:
           See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d)  TITLE OF CLASS OF SECURITIES:
           Common Stock, par value $.01 per share.

ITEM 2(e)  CUSIP NUMBER:
           See the upper left corner of the second part of the cover page provided for each reporting person.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING
           IS A:

     (f)   [x]  An employee benefit plan or endowment fund in
                accordance with Rule 13d-1(b)(1)(ii)(F);

     If this statement is filed pursuant to Rule 13d-1 (c), check this box. [x]

     Items (a), (b), (c), (d), (e), (g), (h), (i), and (j) are
not applicable. This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the ESOP, filing pursuant to Rule 13d-1(c) and applicable SEC no-action letters.
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                                               Page 7 of 8 Pages

ITEM 4.   OWNERSHIP.
     (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

     (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

     (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON.
     Kentucky First Bancorp, Inc., in its capacity as the ESOP
Committee, has the power determine whether dividends on allocated shares that are paid to the ESOP trust are distributed to participants or are used to repay the ESOP loan.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY.
     Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          GROUP.
     Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
     Not applicable.

ITEM 10.  CERTIFICATION.
     By signing below, each signatory in the capacity of an ESOP trustee certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     By signing below, each signatory in his individual capacity certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                              Page 8 of 8 Pages

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KENTUCKY FIRST BANCORP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

By Its Trustees:


     /s/ Wilbur H. Wilson                      February 3, 2000
     __________________________________        _________________
     Wilbur H. Wilson, as Trustee              Date


     /s/ William D. Morris                     February 3, 2000
     __________________________________        _________________
     William D. Morris, as Trustee             Date


     /s/ Milton G. Rees                        February 3, 2000
     __________________________________        _________________
     Milton G. Rees, as Trustee                Date


/s/ Wilbur H. Wilson                           February 3, 2000
_________________________________________      _________________
Wilbur H. Wilson, as an Individual             Date
  Stockholder


/s/ William D. Morris                          February 3, 2000
_________________________________________      _________________
William D. Morris, as an Individual            Date
  Stockholder


/s/ Milton G. Rees                             February 3, 2000
_________________________________________      _________________
Milton G. Rees, as an Individual               Date
  Stockholder